Exhibit 11

February 17, 2012

Oppenheimer Variable Account Funds
Oppenheimer Main Street Fund/VA
6803 S. Tucson Way
Centennial, CO 80112

Ladies and Gentlemen:

We have acted as counsel to Oppenheimer Variable Account Funds, a Massachusetts business trust (the “Trust”), on behalf of its series Oppenheimer Main Street Fund/VA in connection with the filing with the Securities and Exchange Commission (the “SEC”) of the Trust’s registration statement on Form N-14 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”), registering the Non-Service Shares of Common Stock, par value $.001 per share (the “Shares”), to be issued to Panorama Growth Portfolio, a series of Panorama Series Fund, Inc. (the “Acquired Fund”), pursuant to an Agreement and Plan of Reorganization, the form of which is being filed as part of the Registration Statement (the “Agreement”).  The Agreement to be entered into by the Trust and the Acquired Fund provides for the transfer of substantially all of the Acquired Fund’s assets to the Trust in exchange solely for a number of Shares having an aggregate net asset value equal to the value of the transferred assets, and the distribution of such Shares pro rata to the Acquired Fund’s shareholders in complete liquidation of the Acquired Fund, all on the terms and conditions set forth in the Agreement.

You have requested our opinion as to the matters set forth below in connection with the filing of the Registration Statement.  For purposes of rendering that opinion, we have examined the Registration Statement, the Agreement, the Trust’s Declaration of Trust, as amended and restated (the “Declaration”), and bylaws, and the corporate actions of the Trust that provide for the issuance of the Shares, and we have made such other investigation as we have deemed appropriate.  We have examined and relied upon certificates of public officials and, as to certain matters of fact that are material to our opinions, we also have relied on a certificate of an officer of the Trust.  In rendering our opinion, we also have made the assumptions that are customary in opinion letters of this kind.  We have not verified any of those assumptions.

Our opinion, as set forth herein, is based on the facts in existence and the laws in effect on the date hereof and is limited to the federal laws of the United States of America and the laws of the Commonwealth of Massachusetts that, in our experience, generally are applicable to the issuance of shares by entities such as the Trust.  We express no opinion with respect to any other laws.

Based upon and subject to the foregoing, we are of the opinion that (1) the Shares being registered pursuant to the Registration Statement have been duly authorized for issuance by the Trust; and (2) when issued and delivered to the Acquired Fund upon the terms provided in the Agreement, the Shares to be issued to the Acquired Fund pursuant to the Agreement will be validly issued, fully paid, and nonassessable. In this regard, however, we note that the Trust is a Massachusetts business trust and, under certain circumstances, shareholders of a Massachusetts business trust could be held personally liable for the obligations of the Trust.

This opinion is rendered solely in connection with the filing of the Registration Statement.  We hereby consent to the filing of this opinion with the SEC in connection with the Registration Statement and to the reference to this firm in the Registration Statement.  In giving our consent we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the 1933 Act or the rules and regulations of the SEC thereunder.

Very truly yours

K & L Gates LLP